One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

June 19, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:          HIMCO Variable Insurance Trust (SEC File Nos. 333-196228, 333-196229 and 333-196230) (the “Registrant”)

Dear Ms. Skeens:

This letter responds to comments you provided telephonically to me on June 11, 2014, in connection with your review of three registration statements on Form N-14 (each, a “Registration Statement” and collectively, the “Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on behalf of the Registrant on May 23, 2014. The Registration Statements were filed in connection with certain proposed reorganizations in which (i) shell series of the Registrant (each, an “Acquiring Fund”) will acquire all of the assets of the corresponding American Funds HLS Funds(1) (each, an “Acquired Fund”), (ii) HIMCO VIT Portfolio Diversifier Fund (an “Acquiring Fund”) will acquire all of the assets of Hartford Portfolio Diversifier HLS Fund (an “Acquired Fund”), and (iii) HIMCO VIT Index Fund (an “Acquiring Fund”) will acquire all of the assets of Hartford Index HLS Fund (an “Acquired Fund”), in each instance in exchange for shares of the respective acquiring fund and the assumption by such acquiring fund of the liabilities of each respective acquired fund (each, a “Reorganization” and collectively the “Reorganizations”).

(1)                                 The American Funds HLS Funds consist of American Funds Asset Allocation HLS Fund, American Funds Blue Chip Income and Growth HLS Fund, American Funds Bond HLS Fund, American Funds Global Bond HLS Fund, American Funds Global Growth HLS Fund, American Funds Global Growth and Income HLS Fund, American Funds Global Small Capitalization HLS Fund, American Funds Growth HLS Fund, American Funds Growth-Income HLS Fund, American Funds International HLS Fund and American Funds New World HLS Fund.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in amended Registration Statements to be filed under the Securities Act.  Capitalized terms have the same meaning as defined in the Registration Statements.

Comments Applicable to All Registration Statements

1.              Comment:                                 Please file Tandy representations via EDGAR Correspondence prior to the effective date of each Registration Statement.

Response:                                    The Registrant confirms that the requested representations will be made.

2.              Comment:                                 Please confirm that any missing or incomplete information, including performance data and information relating to each Acquired or Acquiring Fund’s fees and expenses, will be provided prior to each filing’s effective date.

Response:                                    The Registrant confirms that any missing or incomplete information, including performance data and information relating to each Acquired or Acquiring Fund’s fees and expenses, will be provided prior to each filing’s effective date.

3.              Comment:                                 Please disclose the extent to which the consummation of one or more Reorganizations is contingent upon the approval of any other Reorganization to the Registration Statement for the HIMCO VIT American Funds. Because the Registration Statements for the HIMCO VIT Index Fund and HIMCO VIT Portfolio Diversifier Fund only contemplate one fund Reorganization, the same language has not been included in those Registration Statements so as to avoid confusing shareholders.

Response:                                    The Registrant confirms that no Reorganization is contingent upon any other Reorganization, and further confirms that the requested change has been made.

4.              Comment:                                 With respect to the cover page of the Proxy Statement/Prospectus, the Staff notes that the Registrant incorporates certain documents by reference. Please provide Securities and Exchange Commission (“SEC”) file numbers for each such document.

Response:                                    The Registrant confirms that the requested change has been made.

5.                                  Comment:                                     To the extent the Board of Directors considered specific benefits to shareholders as a result of each Reorganization, please disclose the Board’s consideration of such benefits in response to Question Q.2 in the “Questions and

Answers About the Proxy Statement/Prospectus” section and in the “Reasons for the Reorganization” section of the Proxy Statement/Prospectus. If the Board did not consider any such benefits, please state this fact and clarify the rationale for the Reorganizations.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

6.              Comment:                                 In response to Question Q.2 in the “Questions and Answers About the Proxy Statement/Prospectus” section and in the “Reasons for the Reorganization” section of the Proxy Statement/Prospectus, please disclose that expenses will rise in connection with the Reorganizations. If applicable, please also disclose why the Board did not consider future expense increases to be a condition adverse to Board approval. In response to Question Q.4 in the “Questions and Answers About the Proxy Statement/Prospectus” section, please also disclose that service provider expenses will increase as a result of the Reorganizations.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

7.              Comment:                                 Please confirm supplementally whether the Board considered any additional factors that were adverse to its determination to approve the Reorganizations. Specifically, please confirm whether the expected increase in “Other Expenses” and “Total Annual Fund Operating Expenses” as a result of each Reorganization was determined to be an adverse factor. To the extent these considerations were not deemed to be adverse factors, please explain supplementally the Board’s considerations in making such determination.

Response:                                    The Board considered the expected increase in “Other Expenses” and “Total Annual Fund Operating Expenses” after the expiration of the contractual expense caps on April 30, 2016 to be an adverse factor, but considered that the greater opportunity to improve net flows as a result of the Reorganization noted in the Registration Statement may in the future reduce the impact of the increase in expenses.  On balance, taking into consideration the opportunity to improve net flows, the expense limitation arrangement and the other factors noted in the Registration Statement, the Board concluded that the Reorganization was in the interest of shareholders.  The Registrant has revised the disclosure accordingly.

8.              Comment:                                 Please confirm supplementally whether the disclosure regarding the greater opportunity to improve net flows under the heading “Reasons for the Reorganization — Board Considerations and Benefits of the Reorganization” is considered to be a benefit accruing to shareholders following the Reorganizations. To the extent the potential to reach economies of scale is a benefit accruing to shareholders as a result of the Reorganizations, please consider disclosing this fact as a Board consideration in approving the Reorganizations.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

9.              Comment:                                 Please confirm supplementally whether the contractual fee waivers set forth in the footnote to the “Annual Fund Operating Expenses” tables will remain in place even if some, but not all, of the Reorganizations are consummated.

Response:                                    The Registrant confirms that contractual fee waivers set forth in the footnote to the “Annual Fund Operating Expenses” tables will remain in place even if some, but not all, of the Reorganizations are consummated.

10.       Comment:                                 With respect to the expense “Example” in the “Fees and Expenses” section of the Proxy Statement/Prospectus, please confirm supplementally that the figures in the example only reflect the contractual expense limitations for the duration of the fee waiver agreement set forth in the footnote to the “Annual Fund Operating Expenses” table.

Response:                                    The Registrant confirms that the figures in the “Example” only reflect the contractual expense limitations for the duration of the fee waiver agreement set forth in the footnote to the “Annual Fund Operating Expenses” table.

11.       Comment:                                 The Staff notes that the N-14 Statement of Additional Information incorporates certain information by reference. Please confirm supplementally that the Registrant will deliver a copy of the relevant Hartford Series Fund, Inc. Statement of Additional Information to any shareholder requesting such N-14 Statement of Additional Information.

Response:                                    The Registrant confirms that it will deliver a copy of the Hartford Series Fund, Inc. Statement of Additional Information to any shareholder affected by one or more Reorganizations who requests a copy of the N-14 Statement of Additional Information.

12.       Comment:                                 On the cover page of the Combined Statement of Additional Information, please replace the word “is” with “are” in the final paragraph. Please also confirm supplementally that all SEC accession numbers are provided.

Response:                                    The Registrant confirms that the requested change has been made. The Registrant also confirms that all SEC accession numbers have been provided.

Comments Applicable to HIMCO VIT Index Fund and HIMCO VIT Portfolio Diversifier Fund Registration Statements

13.       Comment:                                 Please revise the disclosure under the heading “General Information About the Reorganization — Independent Registered Public Accounting Firm” in the Proxy Statement/Prospectus to clarify that Deloitte & Touche LLP serves as the public accountant for the Acquiring Fund only.

Response:                                    The Registrant confirms that the requested change has been made.

14.       Comment:                                 Please explain supplementally whether the valuation policies of the Acquiring Fund differ materially from the valuation policies of the Acquired Fund.

Response:                                    The Registrant confirms that the valuation policies of each Acquiring Fund do not differ materially from the valuation policies of the corresponding Acquired Fund.

Comments Applicable to HIMCO VIT Index Fund

15.       Comment:                                 With respect to the Class IA Shares “Annual Fund Operating Expenses” table, please correct the figure provided in response to the “Total annual fund operating expenses” line item.

Response:                                    The Registrant confirms that the requested change has been made.

16.       Comment:                                 With respect to the Class IB “Shares Outstanding” line item in the capitalization table under the heading “Capitalization,” please replace all periods with commas.

Response:                                    The Registrant confirms that the requested change has been made.

17.       Comment:                                 On the cover page of the Combined Statement of Additional Information, please provide both SEC accession numbers.

Response:                                    The Registrant confirms that the requested change has been made.

Comments Applicable to HIMCO VIT American Funds

18.       Comment:                                 With respect to the expense “Example” for HIMCO VIT American Funds International Fund in the “Fees and Expenses” section of the Proxy Statement/Prospectus, please explain supplementally why Year 5 and Year 10 expenses show an increase from the expenses for the corresponding American Funds HLS Fund but the “Shareholder Fees” and “Annual Fund Operating Expenses” table comparison shows no difference in total fees between the funds.

Response:                                    As discussed in footnote (7) to the “Fees and Expenses” table for HIMCO VIT American Funds International Fund, the investment adviser has contractually agreed to reimburse expenses to the extent necessary to maintain total annual operating expenses at 1.09% until April 30, 2016.  As disclosed in the Registration Statement, other expenses, and thus total annual fund operating expenses before any reimbursement, are expected to be slightly higher for the HIMCO VIT American Funds International Fund compared to the American Funds HLS International Fund, resulting in a slightly higher expense reimbursement.  However, this expense reimbursement rounds to 0.60% for both the HIMCO VIT American Funds International Fund and the American Funds HLS International Fund.  After April 30, 2016, it is expected that the slight increase in other expenses for HIMCO VIT American Funds International Fund compared to the American Funds HLS International Fund will cause the slightly higher expenses shown over the Year 5 and Year 10 time periods.

You requested that the Registrant make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Kevin O’Brien
Kevin O’Brien

cc:	Brenda J. Page
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

HIMCO Variable Insurance Trust

One Hartford Plaza

Hartford, Connecticut 06155

June 19, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             HIMCO Variable Insurance Trust (SEC File Nos. 333-196228, 333-196229 and 333-196230) Preliminary Proxy Statements on Form N-14 (the “Proxy Statement”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Proxy Statements, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Brenda J. Page

Brenda J. Page
Secretary
HIMCO Variable Insurance Trust